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Jeremy Senderowicz jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +212 698 3599 Fax

December 15, 2015

VIA EDGAR

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906) (the “Trust”)
Dear Ms. Lithotomos:
Thank you for your telephonic comments concerning Post-Effective Amendment No. 385 to the Trust’s registration statement on Form N‑1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on September 17, 2015 (the “Amendment”) for the purpose of registering the Guggenheim Dow Jones Industrial Average Dividend ETF, a new series of the Trust (the “Fund”). Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to the Registration Statement, which will be filed via EDGAR concurrently with this letter. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.
GENERAL:
Comment 1.    In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.
Response 1.    The “Tandy” representations are set forth at the end of this letter.
Comment 2.    Please confirm that the operation of the Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.
Response 2.    The Trust confirms that, to the best of its knowledge, the operation of the Fund will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.

Ms. Valerie Lithotomos
December 15, 2015

PROSPECTUS:
Comment 3.    Please confirm that the Investment Adviser has not contractually agreed to waive fees and/or reimburse expenses incurred by the Fund to the extent necessary to prevent the operating expenses of the Fund from exceeding an expense cap, subject to recoupment by the Investment Adviser.
Response 3.    The Trust confirms that the Investment Adviser has not currently agreed to any such waiver and/or reimbursement arrangement.
Comment 4.    Please summarize the “size, listing and liquidity requirements” for companies included in the Dow Jones Industrial AverageTM, as referenced in the “Principal Investment Strategies” section on page 3 of the Prospectus.
Response 4.    The disclosure has been revised to include the security selection process for the Dow Jones Industrial AverageTM.
Comment 5.    Please confirm that the Fund will not engage in borrowing for investment purposes as part of its principal investment strategies.
Response 5.    The Trust confirms that the Fund will not engage in any borrowing for investment purposes.
Comment 6.    The Staff notes that the final paragraph of the “Principal Investment Strategies” section on page 4 of the Prospectus contains the following sentence: “However, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Index in those weightings.” The Staff notes that the circumstances described in this sentence seem improbable because the Index consists of highly liquid securities included in the Dow Jones Industrial AverageTM. Please explain the reasoning behind including this sentence and its accompanying discussion and consider revising.
Response 6.    The Index consists of securities included in the Dow Jones Industrial AverageTM that would normally be considered highly liquid. As disclosed in the Prospectus, the Fund generally will invest in all of the securities comprising the Index in proportion to their weightings in the Index. However, the Fund may employ a sampling methodology in proportions expected by the Investment Adviser to replicate generally the performance of the Index as a whole when, as described in the Prospectus, market, regulatory, issuer or other relevant factors render it not possible or practicable to purchase all of the securities in the Index in those weightings. The referenced disclosure is intended to provide the Investment Adviser with the flexibility to maintain exposures that, in its view, are appropriate substitutes for one or more Index components and continue to provide investors with a portfolio designed to replicate generally the performance of the Index as a whole.
Comment 7.    Please remove the reference to “local markets” from the final paragraph of the “Principal Investment Strategies” section on page 4 of the Prospectus.
Response 7.    The disclosure has been revised accordingly.
Comment 8.    Please disclose the industry or industries in which the Fund will concentrate its investments.
Response 8.    As disclosed in the Prospectus, the Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to the extent the Index is so concentrated. Although the Index is not concentrated for this purpose as of the date of this letter, the Index’s weightings and constituents are subject to change. Accordingly, and in the interest of adequately informing shareholders of the risks potentially applicable to an investment in the Fund, the Prospectus discloses the risks associated with a concentrated portfolio.

Ms. Valerie Lithotomos
December 15, 2015

The Prospectus also discloses the risks associated with the information technology and industrials sectors because, as of November 30, 2015, those sectors represented a substantial portion of the Index. The Fund will consider revising its disclosure in the future, as appropriate, based on its investments in a specific industry or industries.
Comment 9.    Please confirm supplementally how the Fund will become aware of the securities to be removed or added to the Index in advance of scheduled rebalancings of the Index.
Response 9.    Information regarding rebalancing of constituents and weightings is generally made publicly available in advance of the rebalancing of an index.
Comment 10.    In the “Concentration Risk” disclosure in the “Principal Investment Risks” section on page 5 of the Prospectus, please discuss the risks associated with the industry or industries in which the Fund will concentrate its investments. The Staff notes that the Fund’s investment strategy does not disclose whether the Fund will concentrate its investments in a specific industry.
Response 10.    The Trust refers the Staff to Response 8 above. The Trust believes that the current disclosure appropriately informs investors of the risks associated with an investment in the Fund as a result of the potential concentration of the Fund’s assets in issuers of a specific industry.
Comment 11.    In the section entitled “Additional Information about the Fund's Principal Investment Strategies and Principal Investment Risks,” please include disclosure noting that shareholders will receive advance notice of changes to the Fund’s Investment Objective.
Response 11.    The disclosure has been revised accordingly.
STATEMENT OF ADDITIONAL INFORMATION:
Comment 12.    In the table containing the trustee information in response to Item 17 of Form N-1A, please add the phrase “During Past 5 Years” to the end of the heading entitled “Other Directorships Held by Trustees.”
Response 12.    The disclosure has been revised accordingly.
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As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Valerie Lithotomos
December 15, 2015

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz